
The Studi
ATIVE GROU

Joey Maxwell · 3rd

Emmy Award Winning Founder & CEO at The Studio Creative Group, LLC

North Deland, Florida, United States · 488 connections ·

Contact info

The Studio Creative LLC



Embry-Riddle Aeron University

Providing services

Digital Marketing, Social Media Marketing, Content Marketing, Brand Marketing, Content Strategy, Advert and Marketing Consulting

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Featured



Coming Home Trailer

YouTube

We are thrilled to release the first official


We are storytellers that are drawn to moving images.

Storytellers

Google Drive

With technology these days, anyone can

The

The

Experience

Owner & Producer

The Studio Creative Group, LLC · Full-time
Jan 2016 – Present · 5 yrs 2 mos
Deland, Florida

The Studio is a full-service video production company specializing in commercial film-making and photography. At The Studio, we offer complete, turnkey solutions to your commercial vide projects. From treatment development to copy writing, pre-production planning & principal photography, to audio mastering and video editing, there is nothing our team of film professionals cannot handle.







Flight Media Specialist

Embry-Riddle Aeronautical University · Full-time
Feb 2015 – Sep 2018 · 3 yrs 8 mos
Daytona Beach, FL

Responsible for the development of multimedia training aids and supplements for the Flight Training Department. As part of The production team known as Special VFR Productions, I help produce Hollywood quality flight videos through the use of top of the line cinematography equipment as well as the most advanced 3D modeling and special effects software ...see mor


Special VFR Productions Demo


Republic
Airways

Republic Airline

2 yrs

Union Go Team Crewmember Support Representative
Jan 2015 – Feb 2015 · 2 mos

Provide assistance and support to our crewmembers and their families in the event of an incident or accident.

FOQA Gatekeeper
Dec 2014 – Feb 2015 · 3 mos
Indianapolis, Indiana

- Review weekly Flight Operations Quality Assurance reports and aircraft performance data to observe general trends of aircraft operations and procesures adherence, as well as conducting in-depth analysis of non-compliance events.
- Attendand Aviation Safety InfoShare Conferences, including presenting current prc …see mor

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Owner

Joey Maxwell Voice Productions
Jun 1998 – Feb 2015 · 16 yrs 9 mos
Daytona Beach, FL

As a Professional Voice Actor and Audiobook Narrator, I lend my voice to companies and individuals worldwide. I provide voiceover services for everything from TV and Radio commercials, to corporate presentations and training videos. As an audiobook narrator, I bring to life wonderfully written novels and manage the entire process of the production, f …see mor



Joey Maxwell Voice Productions Logo



Embry-Riddle Aeronautical University

1 yr 8 mos

Aviation Safety Action Program (ASAP) Event Review Committee (ERC) Management Representative
Oct 2012 – Mar 2013 · 6 mos
Daytona Beach, FL

The goal of the Aviation Safety Action Program (ASAP) is to enhance aviation safety through the prevention of accidents and incidents. Its focus is to encourage voluntary reporting of safety issues and events that come to the attention of employees of certain certificate holders To encourage an employee to voluntarily report safety issues even though they may …see mor



Flight Training Manager
Oct 2011 – Mar 2013 · 1 yr 6 mos
Daytona Beach, Florida Area

Responsible for the overall administration of flight training to include safety of training, quality of training and student service. Individually manages all aspects of flight training and is responsible for the welfare of approximately 200-300 flight students. Manages a team of approximately 35 Instructor Pilots to accomplish these Flight Department goals. …see mor



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Education



Embry-Riddle Aeronautical University
B.S., Aeronautics
1999 – 2012

Licenses & certifications



Airline Transport Pilot - Airplane Multi-Engine Land - Instrument Airplane
Federal Aviation Administration - FAA
Issued Apr 2013 · No Expiration Date
Credential ID 3272904

Human Factors Analysis and Classification System/ HFIX
HFACS
Issued Sep 2012 · No Expiration Date



Certificated Flight Instructor - Instrument Airplane
Federal Aviation Administration - FAA
Issued Oct 2001 · No Expiration Date
Credential ID 3272904CFI

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Volunteer experience

Actor
Daytona Playhouse
Sep 2012 – Present • 8 yrs 6 mos
Arts and Culture

Acting in "House of Wonders" as Chris Ferguson
Acting in "9 to 5 - The Musical"
Acting in "A Night of One Acts"

Technical Director
DAYTONA PLAYHOUSE
2019 – Present • 2 yrs
Arts and Culture

As Technical Director, I am responsible for all aspects of Sound, Lighting, and Technical aspects of the stage productions at this historic theatre.


ATHENS
THEATRE

Member Board Of Directors
Athens Theatre
2019 – Present • 2 yrs
Arts and Culture

Skills & endorsements

Piloting · 33


Endorsed by **Ryan Rush and 1 other who is highly skilled at this**

Flight Safety · 30

Endorsed by **Rob Lasky and 1 other who is highly skilled at this**

Commercial Aviation · 27

Boruch Akbosh ✓ Pest Control Business Coach and 26 connections have given endorsements for this sk

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Accomplishments

3 **Honors & Awards**
Emmy Award • Telly Award • Telly Award

2 **Organizations**
National Academy of Television Arts and Sciences • International Brotherhood of Teamsters - Loca 357

Project

1 Aviation Safety Action Program - Event Review Committee - Management Representative

1 **Publication**

STAR Magazine

Interests



Human Factors in Aviation
22,362 members



Connected in Central Florida
2,193 members


AOPA

AOPA
15,180 members


Ideagen
AVIATION INFO EXCHANGE

Aviation Quality & Safety Informatic
12,484 members


SONY
PICTURES

Sony Pictures Entertainment
968,588 followers



Lockheed Martin
1,490,002 followers

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